UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 6, 2018

Commission File Number: 001-37825

Talend S.A.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France
+33 (0) 1 46 25 06 00
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

__________________________________
Talend, Inc.
800 Bridge Parkway Suite 200
Redwood City , CA  94065
(650) 539-3200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Results of Operations and Financial Condition.

On August 6, 2018, Talend S.A. issued a press release announcing its results for the fiscal quarter ended June 30, 2018. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

The information in this current report on Form 6-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Financial Statements and Exhibits

Exhibits

99.1	Press release dated August 6, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: August 6, 2018	/s/ RAM BARTOV
Ram Bartov
Interim Chief Financial Officer (Principal Financial Officer)